EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

(Unaudited)

	Years Ended December 31,
	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)
Earnings from operations	$108,262	$127,619	$130,070	$139,295	$140,920
Add:
Interest expense	186,832	190,005	88,081	107,231	94,471

Earnings as adjusted	$295,094	$317,624	$218,151	$246,526	$235,391

Combined fixed charges and Preferred Unit distributions:
Interest expense	$186,832	$190,005	$88,081	$107,231	$94,471
Capitalized interest	26,854	32,377	31,600	37,079	41,099

Total fixed charges	213,686	222,382	119,681	144,310	135,570

Preferred Unit distributions	20,997	32,185	25,877	25,340	23,733

Combined fixed charges and Preferred Unit distributions	$234,683	$254,567	$145,558	$169,650	$159,303

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.3	1.2	1.5	1.5	1.5

(1)	Net earnings from discontinued operations have been reclassified for all years presented.

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